UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 26) *
Scitex Corporation Ltd.
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
809090-10-3
(CUSIP Number)
Shirit Caplan, Adv. Discount Investment Corporation Ltd. The Triangular Tower, 44th Floor 3 Azrieli Center, Tel Aviv 67023 Israel Tel: +972 3 6075888
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 20, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A CUSIP NO. 809090-10-3
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
	Clal Electronics Industries Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		X
	(b)
3.	SEC Use only
4.	Source of funds (See Instructions)		Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization		Israel
Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	0
		8.	Shared Voting Power	9,409,532
		9.	Sole Dispositive Power	0
		10.	Shared Dispositive Power	9,409,532
11	Aggregate Amount Beneficially Owned by Each Reporting Person			9,409,532
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)			24.72%
14.	Type of Reporting Person (See Instructions)
	CO

SCHEDULE 13D/A CUSIP NO. 809090-10-3
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
	Clal Industries and Investments Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		X
	(b)
3.	SEC Use only
4.	Source of funds (See Instructions)		Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization		Israel
Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	0
		8.	Shared Voting Power	9,409,532
		9.	Sole Dispositive Power	0
		10.	Shared Dispositive Power	9,409,532
11	Aggregate Amount Beneficially Owned by Each Reporting Person			9,409,532
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)			24.72%
14.	Type of Reporting Person (See Instructions)
	CO

SCHEDULE 13D/A CUSIP NO. 809090-10-3
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
	PEC Israel Economic Corporation 13-1143258
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		X
	(b)
3.	SEC Use only
4.	Source of funds (See Instructions)		Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization		Maine
Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	0
		8.	Shared Voting Power	1,875,779
		9.	Sole Dispositive Power	0
		10.	Shared Dispositive Power	1,875,779
11	Aggregate Amount Beneficially Owned by Each Reporting Person			1,875,779
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)			4.93%
14.	Type of Reporting Person (See Instructions)
	CO

SCHEDULE 13D/A CUSIP NO. 809090-10-3
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
	DIC Loans Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		X
	(b)
3.	SEC Use only
4.	Source of funds (See Instructions)		Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization		Israel
Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	0
		8.	Shared Voting Power	4,880,336
		9.	Sole Dispositive Power	0
		10.	Shared Dispositive Power	4,880,336
11	Aggregate Amount Beneficially Owned by Each Reporting Person			4,880,336
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)			12.82%
14.	Type of Reporting Person (See Instructions)
	CO

SCHEDULE 13D/A CUSIP NO. 809090-10-3
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
	Discount Investment Corporation Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		X
	(b)
3.	SEC Use only
4.	Source of funds (See Instructions)		Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			X
6.	Citizenship or Place of Organization		Israel
Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	0
		8.	Shared Voting Power	9,292,723
		9.	Sole Dispositive Power	0
		10.	Shared Dispositive Power	9,292,723
11	Aggregate Amount Beneficially Owned by Each Reporting Person			9,292,723
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)			24.41%
14.	Type of Reporting Person (See Instructions)
	CO

SCHEDULE 13D/A CUSIP NO. 809090-10-3
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
	IDB Development Corporation Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		X
	(b)
3.	SEC Use only
4.	Source of funds (See Instructions)		Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization		Israel
Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	0
		8.	Shared Voting Power	18,702,255
		9.	Sole Dispositive Power	0
		10.	Shared Dispositive Power	18,702,255
11	Aggregate Amount Beneficially Owned by Each Reporting Person			18,702,255
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)			49.13%
14.	Type of Reporting Person (See Instructions)
	CO

SCHEDULE 13D/A CUSIP NO. 809090-10-3
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
	IDB Holding Corporation Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		X
	(b)
3.	SEC Use only
4.	Source of funds (See Instructions)		Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization		Israel
Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	0
		8.	Shared Voting Power	18,702,255
		9.	Sole Dispositive Power	0
		10.	Shared Dispositive Power	18,702,255
11	Aggregate Amount Beneficially Owned by Each Reporting Person			18,702,255
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)			49.13%
14.	Type of Reporting Person (See Instructions)
	CO

SCHEDULE 13D/A CUSIP NO. 809090-10-3
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
	Nochi Dankner
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		X
	(b)
3.	SEC Use only
4.	Source of funds (See Instructions)		Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization		Israel
Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	0
		8.	Shared Voting Power	18,702,255
		9.	Sole Dispositive Power	0
		10.	Shared Dispositive Power	18,702,255
11	Aggregate Amount Beneficially Owned by Each Reporting Person			18,702,255
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)			49.13%
14.	Type of Reporting Person (See Instructions)
	IN

SCHEDULE 13D/A CUSIP NO. 809090-10-3
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
	Shelly Bergman
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		X
	(b)
3.	SEC Use only
4.	Source of funds (See Instructions)		Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization		Israel
Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	0
		8.	Shared Voting Power	18,702,255
		9.	Sole Dispositive Power	0
		10.	Shared Dispositive Power	18,702,255
11	Aggregate Amount Beneficially Owned by Each Reporting Person			18,702,255
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)			49.13%
14.	Type of Reporting Person (See Instructions)
	IN

SCHEDULE 13D/A CUSIP NO. 809090-10-3
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
	Ruth Manor
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		X
	(b)
3.	SEC Use only
4.	Source of funds (See Instructions)		Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization		Israel
Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	0
		8.	Shared Voting Power	18,702,255
		9.	Sole Dispositive Power	0
		10.	Shared Dispositive Power	18,702,255
11	Aggregate Amount Beneficially Owned by Each Reporting Person			18,702,255
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)			49.13%
14.	Type of Reporting Person (See Instructions)
	IN

SCHEDULE 13D/A CUSIP NO. 809090-10-3
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
	Avraham Livnat
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		X
	(b)
3.	SEC Use only
4.	Source of funds (See Instructions)		Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization		Israel
Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	0
		8.	Shared Voting Power	18,702,255
		9.	Sole Dispositive Power	0
		10.	Shared Dispositive Power	18,702,255
11	Aggregate Amount Beneficially Owned by Each Reporting Person			18,702,255
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)			49.13%
14.	Type of Reporting Person (See Instructions)
	IN

This Amendment No. 26 on Schedule 13D/A (the "Amendment") amends the Statement on Schedule 13D, as amended, previously filed with the Securities and Exchange Commission by the Reporting Persons with respect to the ordinary shares, par value New Israeli Shekel 0.12 per share, of Scitex Corporation Ltd. (the "Statement") to the extent specified herein. Capitalized terms used in this Amendment without being defined herein have the meanings given to them in the Statement.

The Amendment is filed by the Reporting Persons in connection with changes in their ownership of the Ordinary Shares as a result of the purchase of Ordinary Shares by Scitex pursuant to its Offer to Purchase set forth in the Tender Offer Statement on Schedule TO filed by Scitex with the Securities and Exchange Commission on May 14, 2004 (the "Tender Offer").

The following amends Items 2, 5 and 7 of the Statement.

Item 2. Identity and Background

(a), (b) and (c): The Reporting Persons.

The address of the principal office of each of PEC, DIC Loans and DIC is the Triangular Tower, 44th Floor, 3 Azrieli Center, Tel Aviv 67023, Israel.

The address of Nochi Dankner is the Triangular Tower, 44th Floor, 3 Azrieli Center, Tel Aviv 67023, Israel. His present principal occupation is businessman, the chairman and chief executive officer of IDB Holding and chairman of IDB Development, DIC and Clal.

As of July 26, 2004:

IDB Development owned approximately 64.7% of the outstanding shares of DIC.

IDB Holding owned approximately 57.8% of the outstanding shares of IDB Development.

Nochi Dankner (together with a private company controlled by him) and Shelly Bergman owned approximately 45% and 13% respectively of the outstanding shares of, and control, Ganden Holdings. Pursuant to an Investment and Shareholders Agreement dated February 9, 2000, as amended, among Ganden Holdings and all its shareholders, Nochi Dankner has an option exercisable from time to time until February 15, 2005 to acquire from Ganden Holdings shares constituting in the aggregate up to 9% of the outstanding shares of such corporation at the time this option will be exercised for the last time. Also, Nochi Dankner granted to three of Ganden Holdings' other shareholders, owning approximately 12% in the aggregate, a tag along right to participate in certain sales of Ganden Holdings' shares by Nochi Dankner, and one of such shareholders agreed to vote all its shares of Ganden Holdings, constituting approximately 2% of Ganden Holdings' outstanding shares, in accordance with Nochi Dankner's instructions.

In addition to approximately 31.02% of the outstanding shares of IDB Holding owned by Ganden, which is controlled by Nochi Dankner and Shelly Bergman through Ganden Holdings, another private Israeli corporation which is controlled by them through Ganden Holdings owned approximately 0.17% of the outstanding shares of IDB Holding, and a private Israeli corporation which is wholly owned by Shelly Bergman owned approximately 4.92% of the outstanding shares of IDB Holding.

In addition to approximately 10.34% of the outstanding shares of IDB Holding owned by Manor, which is controlled by Ruth Manor, another private Israeli corporation which is controlled by her owned approximately 0.04% of the outstanding shares of IDB Holding.

In addition to approximately 10.34% of the outstanding shares of IDB Holding owned by Livnat, which is controlled by Avraham Livnat, another private Israeli corporation which is controlled by him owned approximately 0.04% of the outstanding shares of IDB Holding.

The name, citizenship, residence or business address and present principal occupation of the directors and executive officers of (i) CEI, (ii) Clal, (iii) PEC, (iv) DIC Loans, (v) DIC, (vi) IDB Development and (vii) IDB Holding are set forth in Schedules A, B, C, D, E, F and G attached hereto, respectively, and incorporated herein by reference.

(d) None of the Reporting Persons or, to the knowledge of the Reporting Persons, any director or executive officer named in Schedules A, B, C, D, E, F and G to this Amendment, has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations and similar misdemeanors, except as provided below.

In February 2002, following a criminal trial in the Tel Aviv Magistrate's Court, DIC, several past executive officers of DIC and one of its other officers, were convicted of criminal offenses under the Israeli Securities Act,1968, regarding the inclusion of a misleading detail in DIC's annual and quarterly financial statements in order to mislead a reasonable investor by not attaching the financial statements of certain companies to DIC's financial statements in respect of the financial reporting periods from 1990 through the first quarter of 1995 filed with the Tel Aviv Stock Exchange and the Israeli Registrar of Companies. In May 2002, DIC was fined NIS800,000 (then approximately $160,000). DIC and all the convicted persons filed an appeal in the Tel Aviv District Court against their conviction. The appeal has been heard, but not yet decided upon by the District Court. None of the activities underlying the conviction, which activities ended in May 1995, relate to or involve Scitex or its business in any way.

(e) None of the Reporting Persons or, to the knowledge of the Reporting Persons, any director or executive officer named in Schedules A, B, C, D, E, F and G to this Amendment, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 5. Interest in Securities of the Issuer

As of June 20, 2004:

PEC beneficially owned 1,875,779 Ordinary Shares, or approximately 4.93% of the outstanding Ordinary Shares. PEC shared the power to vote and dispose of these Ordinary Shares.

DIC Loans beneficially owned 4,880,336 Ordinary Shares, or approximately 12.82% of the outstanding Ordinary Shares. DIC Loans shared the power to vote and dispose of these Ordinary Shares.

DIC directly owned 2,536,608 Ordinary Shares, or approximately 6.66% of the outstanding Ordinary Shares, and may be deemed to share the power to vote and dispose of the Ordinary Shares held by PEC and DIC Loans, or a total of 9,292,723 Ordinary Shares, constituting approximately 24.41% of the outstanding Ordinary Shares.

CEI beneficially owned 9,409,532 Ordinary Shares, or approximately 24.72% of the outstanding Ordinary Shares. CEI shared the power to vote and dispose of these Ordinary Shares. Clal may be deemed beneficial owner of, and to share the power to vote and dispose of, the Ordinary Shares then held by CEI.

PEC, DIC Loans, DIC, CEI, Clal, IDB Development, IDB Holding and the Reporting Persons who are natural persons may each be deemed beneficial owner of, and to share the power to vote and dispose of, the aggregate of 18,702,255 Ordinary Shares held by DIC, PEC, DIC Loans and CEI, or approximately 49.13% of the outstanding Ordinary Shares.

According to the information contained in Scitex's public announcement on June 20, 2004 of the completion of the Tender Offer there were 38,066,363 Ordinary Shares outstanding on such date (excluding 5,401,025 treasury shares), and the percentages of Ordinary Shares outstanding set forth above were based on this number.

On June 20, 2004 DIC and CEI sold to Scitex 129,071 Ordinary Shares and 130,694 Ordinary Shares respectively at a price of $5.67 per share pursuant to the Tender Offer.

Except as aforesaid, none of the Reporting Persons purchased or sold any Ordinary Shares during the last 60 days preceding June 20, 2004.

Information provided to the Reporting Persons indicates that as of June 20, 2004 the executive officers and directors of PEC, DIC Loans, DIC, CEI, Clal, IDB Development and IDB Holding did not own Ordinary Shares, except for one executive officer of Clal who owned as of June 20, 2004 730 Ordinary Shares . According to the information provided to the Reporting Persons, none of such executive officers and directors purchased or sold any Ordinary Shares during the last 60 days preceding June 20, 2004, except for Mr. Yecheskel Dovrat, a director of Clal, who sold to Scitex 1,000 Ordinary Shares at a price of $5.67 per share pursuant to the Tender Offer.

Item 7. Material to be filed as Exhibits
Schedules A, B, C, D, E, F and G	-

Name, citizenship, residence or business address and present principal occupation of the directors and executive officers of (i) CEI, (ii) Clal, (iii) PEC, (iv) DIC Loans, (v) DIC, (vi) IDB Development and (vii) IDB Holding.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 26 is true, complete and correct.
Date: July 29, 2004

CLAL ELECTRONICS INDUSTRIES LTD.
CLAL INDUSTRIES AND INVESTMENTS LTD.
PEC ISRAEL ECONOMIC CORPORATION
DIC LOANS LTD.
DISCOUNT INVESTMENT CORPORATION LTD.
IDB DEVELOPMENT CORPORATION LTD.
IDB HOLDING CORPORATION LTD.
NOCHI DANKNER
SHELLY BERGMAN
RUTH MANOR
AVRAHAM LIVNAT

	BY:	IDB HOLDING CORPORATION LTD.
	BY:	/s/Haim Tabouch and Arthur Caplan

Haim Tabouch and Arthur Caplan, authorized signatories of IDB Holding Corporation Ltd., for itself and on behalf of Clal Electronics Industries Ltd., Clal Industries and Investments Ltd., PEC Israel Economic Corporation, DIC Loans Ltd., Discount Investment Corporation Ltd., IDB Development Corporation Ltd., Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat, pursuant to agreements annexed to Amendment No. 25 of the Statement as Exhibits 2 through 11.

Schedule A

Directors and Executive Officers
o f
Clal Electronics Industries Ltd.
(as of July 26, 2004)

Citizenship is the same as country of address, unless otherwise noted.
Name & Address	Position	Current Principal Occupation
Avi Fischer 3 Azrieli Center, The Triangular Tower, 45th floor, Tel-Aviv 67023, Israel	Chairman of the Board of Directors	Executive Vice President of IDB Holding; Deputy Chairman of IDB Development; Co-Chief Executive Officer of Clal.
Gil Milner 3 Azrieli Center, The Triangular Tower 45th floor, Tel-Aviv 67023, Israel	Director & Comptroller	Comptroller of Clal.
Gonen Bieber (*) 3 Azrieli Center, The Triangular Tower 45th floor, Tel-Aviv 67023, Israel	Director & Finance Manager	Finance Manager of Clal.

(*) Dual citizen of Israel and Germany.

Based on information provided to the Reporting Persons, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2 (d) and 2 (e) of Schedule 13D.

Schedule B

Directors and Executive Officers
o f
Clal Industries and Investments Ltd.
(as of July 26, 2004)

Citizenship is the same as country of address, unless otherwise noted.
Name & Address	Position	Current Principal Occupation
Nochi Dankner 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Chairman of the Board of Directors	Chairman and Chief Executive Officer of IDB Holding; Chairman of IDB Development, DIC and Clal; Director of companies.
Shelly Bergman 12 Recanati Street, Ramat-Aviv Gimmel, Tel-Aviv 69494, Israel	Director	Director of companies.
Shay Livnat 26 Shalva Street, Herzlia Pituach 46705, Israel	Director	President of Zoe Holdings Ltd.
Avi Fischer 3 Azrieli Center, The Triangular Tower, 45th floor, Tel-Aviv 67023, Israel	Director & Co-Chief Executive Officer	Executive Vice President of IDB Holding; Deputy Chairman of IDB Development; Co-Chief Executive Officer of Clal.
Isaac Manor (*) 26 Hagderot Street, Savion 56526, Israel	Director	Chairman of companies in the motor vehicle sector of the David Lubinski Ltd. group.
Dori Manor (*) 18 Hareches Street, Savion 56538, Israel	Director	Chief Executive Officer of companies in the motor vehicle sector of the David Lubinski Ltd. group.
Lior Hannes 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Director	Executive Vice President of IDB Development; Chairman of Clal Tourism Ltd.
Refael Bisker 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Director	Chief Executive Officer of Ganden Holdings; Chairman and Director of companies.
Darko Horvat (**) Aktiva Group, 12 Carlos Place, London W1K 2ET, United Kingdom	Director	President of Aktiva group.
Marc Schimmel 54-56 Euston Street, London NW1, United Kingdom	Director	Chairman & Chief Executive Officer of UKI Investments.
Yecheskel Dovrat 1 Nachshon Street, Ramat Hasharon 47301, Israel	Director	Economical consultant & director of companies.
Eliahu Cohen 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Director	Chief Executive Officer of IDB Development.
David Leviatan 18 Mendele Street, Herzelia 46709, Israel	Director	Director of companies.
Nachum Langental 3a Jabotinski Street, Ramat Gan 52520, Israel	External Director	Director of companies.
Aliza Rotbard 6 Rosenblum Street, #6101 Sea & Sun, Tel Aviv 69583, Israel	External Director	Chief Executive Officer of DOORS Information Systems, Inc.
Zvi Livnat 3 Azrieli Center, The Triangular Tower, 45th floor, Tel-Aviv 67023, Israel	Co-Chief Executive Officer	Executive Vice President of IDB Holding; Deputy Chairman of IDB Development; Co-Chief Executive Officer of Clal.
Azri Gonen (1) 3 Azrieli Center, The Triangular Tower 45th floor, Tel-Aviv 67023, Israel	Executive Vice President	Executive Vice President of Clal.
Nitsa Einan 3 Azrieli Center, The Triangular Tower 45th floor, Tel-Aviv 67023, Israel	Vice President and General Counsel	General Counsel of Clal.
Gil Milner 3 Azrieli Center, The Triangular Tower 45th floor, Tel-Aviv 67023, Israel	Vice President & Comptroller	Comptroller of Clal.
Gonen Bieber (***) 3 Azrieli Center, The Triangular Tower 45th floor, Tel-Aviv 67023, Israel	Vice President of Finance, Manager	Finance Manager of Clal.
Guy Rosen 3 Azrieli Center, The Triangular Tower 45th floor, Tel-Aviv 67023, Israel	Special Assistant to the Chief Executive Officer	Special Assistant to the Chief Executive Officer of Clal.
Boaz Simons 3 Azrieli Center, The Triangular Tower 45th floor, Tel-Aviv 67023, Israel	Special Assistant to the Chief Executive Officer	Special Assistant to the Chief Executive Officer of Clal.

Tamar Manor 3 Azrieli Center, The Triangular Tower 45th floor, Tel-Aviv 67023, Israel	Chief Technology Officer	Chief Technology Officer of Clal.

(*)        Dual citizen of Israel and France.

(**)      Citizen of Slovenia.

(***)    Dual citizen of Israel and Germany.

(1) As of June 20, 2004, Mr. Gonen owned 730 Ordinary Shares.

Based on information provided to the Reporting Persons, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2 (d) and 2 (e) of Schedule 13D.

Schedule C

Directors and Executive Officers
o f
PEC Israel Economic Corporation
(as of July 26, 2004)

Citizenship is the same as country of address, unless otherwise noted.
Name & Address	Position	Current Principal Occupation
Oren Lieder 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	President & Director	Senior Vice President & Chief Financial Officer of DIC.
Raanan Cohen 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Director	Vice President of DIC; President and Chief Executive Officer of Scitex.
Michel Dahan 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Director & Treasurer	Comptroller of DIC.

Based on information provided to the Reporting Persons, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2 (d) and 2 (e) of Schedule 13D.

Schedule D

Directors and Executive Officers
o f
DIC Loans Ltd.
(as of July 26, 2004)

Citizenship is the same as country of address, unless otherwise noted.
Name & Address	Position	Current Principal Occupation
Oren Lieder 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Director & Chief Financial Officer	Senior Vice President & Chief Financial Officer of DIC.
Raanan Cohen 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Director	Vice President of DIC; President and Chief Executive Officer of Scitex.
Michel Dahan 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Director & Comptroller	Comptroller of DIC.

Based on information provided to the Reporting Persons, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2 (d) and 2 (e) of Schedule 13D.

Schedule E

Directors and Executive Officers
o f
Discount Investment Corporation Ltd.
(as of July 26, 2004)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address	Position	Current Principal Occupation
Nochi Dankner 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Chairman of the Board of Directors	Chairman and Chief Executive Officer of IDB Holding; Chairman of IDB Development, DIC and Clal; Director of companies.
Shelly Bergman 12 Recanati Street, Ramat-Aviv Gimmel, Tel-Aviv 69494, Israel	Director	Director of companies.
Zvi Livnat 3 Azrieli Center, The Triangular Tower, 45th floor, Tel-Aviv 67023, Israel	Director	Executive Vice President of IDB Holding; Deputy Chairman of IDB Development; Co-Chief Executive Officer of Clal.
Avi Fischer 3 Azrieli Center, The Triangular Tower, 45th floor, Tel-Aviv 67023, Israel	Director	Executive Vice President of IDB Holding; Deputy Chairman of IDB Development; Co-Chief Executive Officer of Clal.
Lior Hannes 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Director	Executive Vice President of IDB Development; Chairman of Clal Tourism Ltd.
Refael Bisker 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Director	Chief Executive Officer of Ganden Holdings; Chairman and Director of companies.
Jacob Schimmel 54-56 Euston Street, London NW1, United Kingdom	Director	Co-director of UKI Investments.
Shaul Ben-Zeev Taavura Junction, Ramle 72102, Israel	Director	Chief Executive Officer of Avraham Livnat Ltd.
Eliahu Cohen 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Director	Chief Executive Officer of IDB Development.

Gideon Lahav 124 Ehad Ha-Am Street, Tel-Aviv 65208, Israel	Director	Director of companies.
Nahum Admoni 26 Ben Josef Street, Ramat Aviv Gimel, Tel-Aviv 69125, Israel	External Director	Director of companies.
Gideon Dover 11 Hamaalot Street, Herzlia B 46583, Israel	External Director	Chief Executive Officer and director of Dover Medical and Scientific Equipment Ltd.
Isaac Manor (*) 26 Hagderot Street, Savion 56526, Israel	Director	Chairman of companies in the motor vehicle sector of the David Lubinski Ltd. group.
Dori Manor (*) 18 Hareches Street, Savion 56538, Israel	Director	Chief Executive Officer of companies in the motor vehicle sector of the David Lubinski Ltd. group.
Darko Horvat (**) Aktiva Group, 12 Carlos Place, London W1K 2ET, United Kingdom	Director	President of Aktiva group.
Ami Erel 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	President and Chief Executive Officer	President and Chief Executive Officer of DIC.
Oren Lieder 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Senior Vice President and Chief Financial Officer	Senior Vice President and Chief Financial Officer of DIC.
Raanan Cohen 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Vice President	Vice President of DIC; President and Chief Executive Officer of Scitex.
Michel Dahan 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Comptroller	Comptroller of DIC.

(*)     Dual citizen of Israel and France.

(**)   Citizen of Slovenia.

Based on information provided to the Reporting Persons, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2 (d) and 2 (e) of Schedule 13D.

Schedule F

Directors and Executive Officers
o f
IDB Development Corporation Ltd.
(as of July 26, 2004)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address	Position	Current Principal Occupation
Nochi Dankner 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Chairman of the Board of Directors	Chairman and Chief Executive Officer of IDB Holding; Chairman of IDB Development, DIC and Clal; Director of companies.
Shelly Bergman 12 Recanati Street, Ramat-Aviv Gimmel, Tel-Aviv 69494, Israel	Director	Director of companies.
Avi Fischer 3 Azrieli Center, The Triangular Tower, 45th floor, Tel-Aviv 67023, Israel	Deputy Chairman of the Board of Directors	Executive Vice President of IDB Holding; Deputy Chairman of IDB Development; Co-Chief Executive Officer of Clal.
Zvi Livnat 3 Azrieli Center, The Triangular Tower, 45th floor, Tel-Aviv 67023, Israel	Deputy Chairman of the Board of Directors	Executive Vice President of IDB Holding; Deputy Chairman of IDB Development; Co-Chief Executive Officer of Clal.
Refael Bisker 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Director	Chief Executive Officer of Ganden Holdings; Chairman and Director of companies.
Jacob Schimmel 54-56 Euston Street, London NW1, United Kingdom	Director	Co-director of UKI Investments.
Shay Livnat 26 Shalva Street, Herzlia Pituach 46705, Israel	Director	President of Zoe Holdings Ltd.
Eliahu Cohen 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Director and Chief Executive Officer	Chief Executive Officer of IDB Development.
Isaac Manor (*) 26 Hagderot Street, Savion 56526, Israel	Director	Chairman of companies in the motor vehicle sector of the David Lubinski Ltd. group.
Dori Manor (*) 18 Hareches Street, Savion 56538, Israel	Director	Chief Executive Officer of companies in the motor vehicle sector of the David Lubinski Ltd. group.
Darko Horvat (**) Aktiva Group, 12 Carlos Place, London W1K 2ET, United Kingdom	Director	President of Aktiva group.
Abraham Ben Joseph 87 Haim Levanon Street, Tel-Aviv 69345, Israel	Director	Director of companies.
Arnon Gafny 55 Moshe Kol Street, Jerusalem 93715, Israel	External Director	Economist.
Rami (Avraham) Mardor 33 Haoranim Street, Kfar Shmariyahu 46910, Israel	External Director	Director of companies.
Lior Hannes 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Executive Vice President	Executive Vice President of IDB Development; Chairman of Clal Tourism Ltd.
Dr. Zehavit Joseph (***) 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer of IDB Development; Chief Financial Officer of IDB Holding.
Avi Shani 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Vice President, Investments and Chief Economist	Vice President, Investments and Chief Economist of IDB Development.
Ari Raved 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Vice President	Vice President of IDB Development.
Haim Tabouch 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Comptroller	Comptroller of IDB Holding and IDB Development.
Ruti Sapan 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Vice President, Management Resources	Vice President, Management Resources of IDB Development.

(*)      Dual citizen of Israel and France.
(**)    Citizen of Slovenia.
(***)  Dual citizen of Israel and U.S.A.

Based on information provided to the Reporting Persons, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2 (d) and 2 (e) of Schedule 13D.

Schedule G

Directors and Executive Officers
o f
IDB Holding Corporation Ltd.
(as of July 26, 2004)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address	Position	Current Principal Occupation
Nochi Dankner 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Chairman of the Board of Directors	Chairman and Chief Executive Officer of IDB Holding; Chairman of IDB Development, DIC and Clal; Director of companies.
Isaac Manor (*) 26 Hagderot Street, Savion 56526, Israel	Deputy Chairman of the Board of Directors	Chairman of companies in the motor vehicle sector of the David Lubinski Ltd. group.
Shelly Bergman 12 Recanati Street, Ramat-Aviv Gimmel, Tel-Aviv 69494, Israel	Director	Director of companies.
Lior Hannes 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Director	Executive Vice President of IDB Development; Chairman of Clal Tourism Ltd.
Refael Bisker 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Director	Chief Executive Officer of Ganden Holdings; Chairman and Director of companies.
Jacob Schimmel 54-56 Euston Street, London NW1, United Kingdom	Director	Co-director of UKI Investments.
Shaul Ben-Zeev Taavura Junction, Ramle 72102, Israel	Director	Chief Executive Officer of Avraham Livnat Ltd.
Eliahu Cohen 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Director	Chief Executive Officer of IDB Development.
Dori Manor (*) 18 Hareches Street, Savion 56538, Israel	Director	Chief Executive Officer of companies in the motor vehicle sector of the David Lubinski Ltd. group.
Darko Horvat (**) Aktiva Group, 12 Carlos Place, London W1K 2ET, United Kingdom	Director	President of Aktiva group.
Meir Rosenne 14 Aluf Simchoni Street, Jerusalem 92504, Israel	Director	Attorney.
Shmuel Lachman 9A Khilat Jatomir Street, Tel Aviv 69405, Israel	External Director	Information technology consultant
Daniel Doron 16 Levi Eshkol Street, Tel Aviv 69361, Israel	External Director	Business consultant.
Rolando Eisen 2 "A" Geiger Street, Naveh Avivim, Tel Aviv 69341, Israel	External Director	Director of companies.
Zvi Livnat 3 Azrieli Center, The Triangular Tower, 45th floor, Tel-Aviv 67023, Israel	Executive Vice President	Executive Vice President of IDB Holding; Deputy Chairman of IDB Development; Co-Chief Executive Officer of Clal.
Avi Fischer 3 Azrieli Center, The Triangular Tower, 45th floor, Tel-Aviv 67023, Israel	Executive Vice President	Executive Vice President of IDB Holding; Deputy Chairman of IDB Development; Co-Chief Executive Officer of Clal.
Dr. Zehavit Joseph (***) 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Chief Financial Officer	Chief Financial Officer of IDB Holding; Executive Vice President and Chief Financial Officer of IDB Development.
Haim Tabouch 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Comptroller	Comptroller of IDB Holding and IDB Development.

(*)      Dual citizen of Israel and France.

(**)    Citizen of Slovenia.

(***)  Dual citizen of Israel and U.S.A.

Based on information provided to the Reporting Persons, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2 (d) and 2 (e) of Schedule 13D.